EXHIBIT 12.3

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES FOR THE THREE MONTHS ENDED MARCH 31, 2004

Three Months Ended March 31, 2004 (in millions, except ratio)
Earnings
Loss from Continuing Operations Before Income Tax Benefit	$(770.2)
Fixed Chares	53.8

Adjusted Earnings	$(716.4)

Fixed Charges
Interest and Debt Expense	$49.2
Amortization of Deferred Debt Costs	1.5
Portion of Rents
Deemed Representative of Interest	3.1

Total Fixed Charges	$53.8

Ratio of Earnings to Fixed Charges	(13.3)

Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $770.2 million for the three months ended March 31, 2004.